

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06026002

February 21, 2006



Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2006

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

Dear Mr. Mostyn:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to Bank of America by John C. Harrington. We also have received a letter from the proponent dated December 30, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: John C. Harrington
President
Harrington Investements, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559


Bank of America

RECEIVED
2005 DEC 28 PM 6:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated November 22, 2005 (the "Proposal") from John C. Harrington (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporate Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

USA
2000-2004
US Olympic Teams

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in Massachusetts.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal mandates that the Board of Directors report to shareholders "on the company's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations. This report should also cover policies relating to those employees of contractors and subcontractors hired by the company."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(i)(1), (i)(7) and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Division allowed the exclusion under (i)(7) of a similar proposal that the Proponent submitted for inclusion in the Corporation's 2005 proxy material. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides an exclusion for shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's board of directors. The Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to require a report regarding the Corporation's policies and procedures for ensuring that all personal and private information of its customers has not been provided to stockholders under Delaware law or the Corporation's certificate of incorporation or by-laws.

The Division has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See

Constellation Energy Group, Inc. (March 2, 2004); *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides in part that "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Proposal was not drafted as a request of or as a recommendation to the Corporation's board of directors. Instead, the Proposal mandates board action. Thus, the Proposal relates to matters for which only the Corporation's board of directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 34-40018* (May 21, 1998) ("*Adopting Release*").

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct shareholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

Mr. Harrington submitted a proposal substantially identical to the current Proposal for inclusion in the Corporation's 2005 proxy material (the "2005 Proposal"), which the Division allowed to be excluded under Rule 14a-8(i)(7). See *Bank of America Corporation* (March 7, 2005) ("*Bank of America*"). The difference between the 2005 Proposal and the current proposal is that the 2005 Proposal called only for a report detailing the policies and procedures for protecting personal and private information "in

all business operations 'outsourced' to India or any other offshore location," rather than "all business operations" in the current proposal. The Corporation believes that by expanding the scope of his proposal to "all business operations"—foreign *and* domestic—the Proponent only magnifies the Proposal's implication of ordinary business matters. As a large financial institution serving millions of consumers, information management and security are two of the Corporation's most important business responsibilities.

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 33 million consumer households with more than 5,800 retail banking offices, more than 16,500 ATMs, and online banking with more than 14 million active users. The Corporation serves clients in 150 countries and has relationships with 97 percent of the U.S. Fortune 500 companies and 79 percent of the Global Fortune 500. On a daily basis, the Corporation conducts millions of transactions around the world, each of which has its own privacy considerations and implicates the Corporation's privacy polices and procedures.

Notwithstanding the foregoing, the Proponent believes that the stockholders at large are in a better position than management to decide the Corporation's privacy policies and procedures. The Corporation's internal policies and procedures are designed to protect the personal privacy of its customers and are integral to the Corporation's business operations. As such, the Proposal usurps management's authority by allowing stockholders to govern the day-to-day business of managing the banking and financial relationships that the Corporation has with its customers and the privacy protection afforded to its customers.

The Proposal Relates to Overseeing Core Management Functions. Consistent with Commission policy, the Division has routinely found that proposals that involve day-to-day business matters or that infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7). This has been particularly true where proposals attempt to govern internal operating policies, customer relations and transactions, and product and service offerings. See *Citicorp* (January 8, 1997) ("*Citicorp I*"). In *Citicorp I*, a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In *Citicorp I*, the Division found the proposal excludable since it dealt with the conduct of a bank's ordinary business (i.e., the monitoring of illegal transactions through customer accounts). In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal prohibiting the company from, among other things, providing financial transactions to

anyone involved in the manufacture or sale of illegal drugs was excludable because it "involved matters of day-to-day business operations."

In *BankAmerica Corporation* (March 23, 1992) ("*BankAmerica*"), the Division found that a proposal relating to credit policies, loan underwriting and customer relations could be excluded under Rule 14a-8(c)(7) because it related to the company's ordinary business operations. In *BankAmerica*, the company argued that one of its principal businesses involved the extension of credit and that decisions related to such activity were ordinary business matters. See also, *Citicorp* (January 25, 1991 and January 26, 1990, each relating to lending policies); and *Mirage Resorts, Inc.* (February 18, 1997, relating to business relationships and the extension of credit). In *Citicorp* (January 26, 1990) ("*Citicorp II*"), the Division found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997) ("*Citicorp III*"), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing examples, the Proposal directly relates to day-to-day business matters and its implementation would infringe upon management's core function of overseeing business practices—namely the Corporation's privacy policies and procedures.

The Proposal Relates to Customer Relations Issues. The Division has routinely found that proposals dealing with customer relations issues may be excluded under Rule 14a-8(i)(7) as pertaining to "ordinary business." As noted above, the Corporation serves approximately 33 million consumer households in 150 countries. The Proposal relates to the procedures and policies used by the Corporation on a day-to-day basis to protect its customers' personal and private information. The level of privacy protection provided by the Corporation to its customers is integral to its product offerings and its ability to attract and retain clients. The level of privacy protection is just one of many factors that consumers consider in their decision to choose a bank.

The Division's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including issues related to personal information of customers. In *Bank of America*, when allowing the exclusion of the nearly identical 2005 Proposal, the Division cited "procedures for protecting customer information" as relating to the Corporation's ordinary business. In *Consolidated Edison, Inc.* (March 10, 2003), a proposal relating to the management of employees and their interaction with customers was excludable. The proposal dealt with the protection of personal and private

information, stating that Consolidated Edison employees should not "concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading materials, or other paraphernalia related to any religion or belief or organization or group, as to, the occupants of the premises." In addition to other arguments, Consolidated Edison argued that "preserving the confidentiality of our customer information is critical to maintaining the public trust." See also *BellSouth Corporation* (January 9, 2003) (proposal to correct personnel and computer errors relating to customer's account information was excludable); *Columbia/HCA Corporation* (March 2, 1998) (proposal regarding quality control mechanisms was excludable); *Verizon Communications Inc.* (January 9, 2003) (proposal to establish improved quality control procedures for advertisements in the Yellow Pages directories and adopt policies regarding customer complaints was excludable); *Wal-Mart Stores, Inc.* (March 27, 2001) (proposal to implement annual customer meetings was excludable); *Deere & Company* (November 30, 2000) (proposal to create a customer satisfaction review committee to review customer complaints regarding the company's products and services was excludable); *OfficeMax, Inc.* (April 17, 2000) (proposal to retain an independent consulting firm to measure customer and employee satisfaction was excludable); *Houston Industries, Inc.* (March 1, 1999) (proposal to adopt a policy regarding customer complaints was excludable); *BankAmerica Corporation* (March 23, 1992) (proposal to establish a credit reconsideration committee and provide specified procedures to deal with customers denied credit was excludable); and *Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish a committee of independent directors to study the handling of consumer and shareholder complaints was excludable). As with the foregoing examples, the Proposal directly relates to day-to-day business matters—namely customer relationship issues.

The Proposal also addresses customer relationship issues by contractors and subcontractors hired by the Corporation. However, that does not change the ordinary business nature of the Proposal. The Division has also expanded its interpretation of ordinary business matters to include proposals relating to how a company's subcontractors handle customer relations. In *General Motors Corporation* (February 24, 1997), for example, a proposal to establish a committee to review how a subcontractor of the company handles customer relations was excludable as relating to ordinary business.

The Proposal Involves Intricate Detail or Methods for Implementing Complex Policies.

The Proposal relates to the Corporation's complex privacy policies and procedures. The Corporation does not believe that the stockholders as a group are in a position to make an informed judgment on these matters because they lack a detailed knowledge of both the Corporation's business and, in particular, the complex legal issues raised by the establishment or revision of privacy policies and procedures. As previously stated, the absence of this information was precisely the concern raised in the *Adopting Release*. The privacy of the Corporation's customers is heavily regulated at the local, state,

federal and international levels. In addition, through its unique experience and knowledge, the Corporation's management has determined that protection above the minimum legal requirements is both prudent and appropriate. The Corporation must achieve a delicate balance in the complex regulatory environment, with some legislation requiring the collection of personal and private information and other legislation governing the protection and disclosure of such information.

The Proposal infringes upon management's core function of overseeing the Corporation's financial operations and business practices with respect to its dealings with its customers and other financial institutions and individuals. Policies governing customer privacy and security are formulated and implemented in the ordinary course of the Corporation's business operations. The Corporation's information security and other confidentiality policies govern all the Corporation's business dealings, both domestically and internationally. The Corporation's Privacy Policy for Consumers governs the Corporation's handling of customer information about U.S. consumers. The Corporation has extensive privacy policies and procedures in place, which are supplemented by rigorous procedures followed on a daily basis. Many of these policies are discussed on the Corporation's website at www.bankofamerica.com/privacy/. These policies are overlapping and interwoven into all areas of the Corporation's business and are imbedded within the corporate framework. Management is in the best position to formulate, oversee, and, if necessary, adjust these policies. Because stockholders at large lack insight into the Corporation's intimate business relationships and into the impact of regulatory initiatives, their involvement in the establishment of these policies would be counter-productive not only to the Corporation, but to the goal of ensuring customer privacy. In that regard, the Corporation believes that overly detailed disclosure regarding its privacy policies and procedures would likely enable circumvention and exploitation of such policies and procedures for wrongful gain or to the detriment of customers.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

The Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. Although customer privacy is a critical business issue for the Corporation's management, the Proposal does not raise any significant policy issues. The Proposal merely relates to the day-to-day management of the Corporation's privacy policy and customer relationships. As discussed above, the Corporation has very detailed and complex privacy policies and procedures. The Corporation must also comply with a stringent regulatory environment governing customer privacy. The Proponent seeks to have stockholders personally assess the Corporations privacy practices, even in the face of the numerous other considerations outlined above in developing such a policy. By doing this, the Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy.

In the past, the Division has concluded that many proposals that include some policy issues do not transcend their ordinary business nature. In *Bank of America*, the Division

found that the 2005 Proposal did not rise to the level of a policy issue. The Proponent's supporting statement for the current Proposal differs from the 2005 Proposal mainly in that it lists four security breaches involving customer information of the Corporation over the past year and similar incidents involving other companies. Although these breaches are of great concern to the Corporation, their mere existence does not raise the Proposal into the realm of policy. In fact, the manner in which the Corporation handles past security incidents—taking into account the demands and interests of shareholders, customers, the government, and others—is exactly the type of complex decision-making process that falls squarely into the ordinary business activities that management faces every day. The decision concerning the most prudent way to address such incidents, be that through external reports or otherwise, is one properly laid in the hands of management, not shareholders. Moreover, the Division has allowed exclusion of proposals under 14a-8(i)(7) even when they relate to recent, negative occurrences at a company. See *Conseco, Inc.* (April 18, 2000) (allowing exclusion of a proposal to improve a company's accounting methods in relation to subprime lending risks, even though the company had in the past month announced a $350,000,000 write down of assets owned by its consumer subprime lending subsidiary).

The Division has also found that, in the context of banking operations, anti-money laundering policies and financial transactions relating to the war on drugs did not raise significant policy issues. See *Citicorp I* and *Centura Banks*. Additionally, the Division has found that proposals relating to lending and loan forgiveness policies in less developed countries did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp II*. Finally, the Division has found that proposals relating to the Foreign Corrupt Practices Act did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp III*.

Conclusion

The Proposal seeks to address the Corporation's customer relations and customer privacy policies. Conducting financial transactions while protecting customer privacy is a part of the Corporation's core business. Management is in the best position to determine what policies and procedures are necessary to protect consumer privacy and ensure legal compliance. Finally, management is in the best position to implement internal policies and procedures with regard to customer privacy. The Proposal seeks to take this authority from management. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Commission's interpretation of the predecessor rule that the

proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See *SEC Release No. 34-30091* (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. See *Adopting Release*; *AMR Corporation* (April 17, 2000); and *Masco Corporation* (March 29, 1999). In addition, the Division has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Corporation* (February 23, 2000). Further, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See *The Gap, Inc.* (March 16, 2001).

The Proposal seeks a report on the Corporation's policies and procedures for ensuring that all personal and private information of customers will remain confidential in all business operations, including contractors and subcontractors hired by the corporation. At present, the Corporation has already provided shareholders (and the world) extensive information regarding its detailed privacy policies and procedures. This disclosure, while not strictly in the form of a formal "report" to shareholders, is available on the Corporation's website at www.bankofamerica.com/privacy/, at its retail branches, and upon written or telephonic request. The Corporation's privacy and information security policies apply across its operations. Further, any contractor or subcontractor hired by the Corporation is contractually obligated to follow the Corporation's privacy policies and implement appropriate controls and protections.

The Division has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The Corporation has disclosed a comprehensive privacy policy that compares favorably with the goal of the Proposal. For the reasons set forth above, the Proposal is substantially implemented and, therefore, may be omitted from the proxy materials under Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



William J. Mostyn III
Deputy General Counsel and Corporate Secretary

cc: John C. Harrington

EXHIBIT A



November 22, 2005

Kenneth D. Lewis
Chairman, CEO, and President
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, NC 28255.

Dear Mr. Lewis;

RE: A Shareholder Proposal

In accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, I am filing the enclosed shareholder resolution for inclusion in our company's 2006 proxy material. I am the beneficial owner of 200 shares of Bank of America stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in my account at least until after the 2006 annual meeting of shareholders. I will be providing verification of my ownership.

Should you like to discuss the proposal I can be contacted at 707.252.6166. Thank you.

Sincerely,



John C. Harrington

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Confidentiality of Personal Financial Information
Bank of America

Whereas, in December of 2004, Bank of America lost computer data tapes containing the confidential information of 1.2 million federal employees; in May of 2005, about 60,000 Bank of America customers were notified that their personal information had been stolen; also in May of 2005, about 18,000 California Bank of America customers had their confidential data compromised when a laptop computer was stolen; and in August of 2005, another laptop computer that was stolen contained the unencrypted confidential information of an unknown number of Bank of America customers.

Whereas, current company policies and procedure have not been effective in preventing the loss or theft of customer information.

Whereas, breaches of security clearly threaten our company's reputation and shareholder value.

Whereas, continued breaches of security could lead to additional litigation in the future and increased financial liability.

Whereas, such release of customer personal financial data could also lead to increased regulatory oversight and state and federal legislation, negatively impacting shareholder value.

Whereas, throughout 2005, security breaches have made headlines. ChoicePoint notified 162,000 consumers that their personal information had been improperly accessed. Time Warner disclosed the loss of computer tapes containing the personal data of about 600,000 former and current employees. Citigroup said data on 3.9 million of its customers had been lost. LexisNexis admitted that unauthorized individuals had accessed the personal information of 310,000 Americans.

Whereas, banks and credit agencies, including Bank of America, have been sued by customers for privacy breaches. A lawsuit was also filed against ChoicePoint by shareholders seeking damages because the company's stock price fell following its disclosure that confidential information had been provided to identity thieves.

Whereas, the U.S. Congress has been holding hearings and drafting legislation to provide consumers with greater protection from identity theft.

Therefore, be it resolved that the Board of Directors report to shareholders no later than July 2006 on the company's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations. This report should also cover policies relating to those employees of contractors and subcontractors hired by the company.



November 22, 2005

Kenneth D. Lewis
Chairman, CEO, and President
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, NC 28255.

Dear Mr. Lewis:

RE: A Shareholder Proposal

In accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, I am filing the enclosed shareholder resolution for inclusion in our company's 2006 proxy material. I am the beneficial owner of 200 shares of Bank of America stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in my account at least until after the 2006 annual meeting of shareholders. I will be providing verification of my ownership.

Should you like to discuss the proposal I can be contacted at 707.252.6166. Thank you.

Sincerely,

John C. Harrington

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94558 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



RECEIVED
2006 JAN -4 AM 10:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 30, 2005



Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Appeal of Bank of America Corporation's No-Action Request to a Shareholder Proposal Submitted for Inclusion in the Company's 2006 Proxy Material

This letter is in response to a letter dated December 19, 2005 from the Bank of America Corporation (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by John C. Harrington (the "Proposal") from its proxy materials for the Company's 2006 Annual Meeting of shareholders. This Proposal was filed as a request for a report from the Board of Directors on the Company's policies and procedures for ensuring that all customer personal and private information remain confidential in all business operations ("Confidentiality of Personal Financial Information").

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. **Rule 14a-8(i)(7),** which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

2. **Rule 14a-8(i)(1),** which states that the proposal may be omitted if it deals with a matter that is not a proper subject for action by stockholders under Delaware law; and

3. **Rule 14a-8(i)(10),** which states that the proposal may be omitted if the company has already substantially implemented the proposal.

I respectfully request that the Commission *not* allow the Company to exclude the resolution from its proxy materials for the following reasons:

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM


1. Rule 14a-8(i)(7): The Company argues that the Proposal does not raise any significant policy issues. In fact, it was the occurrence of well-publicized security breaches at the Company and at other well known banks, financial institutions, and related businesses that prompted me to expand the scope of last year's proposal to all company operations, instead of limiting them to India. The protection of confidential personal financial information has become a global public policy issue.

Contrary to the Company's assertion that "the Proposal usurps management's authority by allowing stockholders to govern the day-today business of managing the banking and financial relationships that the Corporation has with its customers," the goal of the Proposal is to simply provide stockholders, the legal owners of this company, with pertinent information regarding the Company's data management. The protection of personal information has become a significant concern for members of the public, including stockholders worried about legal and financial liability and customers worried about identity theft. This concern elevates "procedures for protecting customer information" from ordinary business to a crucial issue recognized by all parts of society; therefore, the Proposal does indeed raise a significant policy issue.

2. Rule 14a-8(i)(1): The Company asks the Commission to omit the Proposal because it is not a proper subject for action by stockholders under Delaware law. Since stockholder proposals are not binding, this Proposal cannot be interpreted as anything other than a precatory request for information Therefore, the stockholders are not usurping the Board's authority in any way, and the Proposal would not be an improper subject for action by stockholders.

3. Rule 14a-8(i)(10): The Company asks the Commission to omit our Proposal pursuant to this rule because they claim they have already "substantially implemented" the elements of the Proposal. The elements of the Proposal have clearly not been implemented at all, let alone "substantially." As the Company states in its no-action request, "The Proposal seeks a report on the Corporation's policies and procedures for ensuring that all personal and private information of customers will remain confidential in all business operations, including contractors and subcontractors hired by the corporation." This is correct; the Proposal seeks a "report," not a "statement" of policies and procedures, which is what the Company provides in its literature and on its web-site.

Undoubtedly, the Company's "statements" have *not* protected client and customer confidential information from being released since, as my resolution states, security breaches involving thousands of people have occurred throughout 2005. Shareholders are the legal owners of this company and, therefore, deserve a "report" from our company, not a "statement" on the Company's website or in the Company literature intended for public disclosure purposes.

The Company also claims that it has "disclosed a comprehensive privacy policy that compares favorably with the goal of the Proposal." The information provided by the

Company does not report on how its policies and procedures address the issues raised by the Proposal concerning the serious security lapses of the past year. Therefore, the Company has not substantially implemented the elements of the Proposal.

Harrington Investments, Inc., respectfully urges the Commission to allow shareholders of Bank of America the right to vote on this important policy issue at its 2006 Annual Shareholders' Meeting.

Sincerely,



John C. Harrington
President

Cc: William J. Mostyn, III

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

The proposal provides that the board report to shareholders on Bank of America's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., procedures for protecting customer information). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,



Timothy Geishecker
Attorney-Adviser